Exhibit 99.1

Media Release

Opfikon, 13 May 2025

Annual General Meeting

Sunrise Annual General Meeting: all agenda items approved

At today’s Annual General Meeting of the shareholders of Sunrise Communications AG in Glattpark (Opfikon), all agenda items were approved in line with the proposals of the Board of Directors. The total number of votes, including the votes represented by the Independent Voting Rights Representative, represented 82.36% of the registered stock.

Dividend of CHF 3.33 per Class A Share and CHF 0.33 per Class B Share

The Consolidated Financial Statements for the calendar year 2024, the Annual Financial Statements for the financial year 2024 and the Non-Financial Reporting 2024 were all approved. The shareholders additionally approved the proposal of the Board of Directors to distribute a dividend of CHF 3.33 per Class A Share and CHF 0.33 per Class B Share. The dividend will be paid exclusively from reserves from foreign capital contributions and hence treated as a repayment of qualifying additional paid-in capital for Swiss tax purposes. The dividend for the financial year 2024 will therefore not be subject to Swiss withholding tax of 35%1. The members of the Board of Directors and the persons entrusted with management were granted discharge for their activities in the financial year 2024.

The Annual General Meeting approved the Compensation Report 2024 in an advisory vote. Furthermore it approved the maximum aggregate amount of compensation of the Board of Directors for the term of office from the 2025 Annual General Meeting to the 2026 Annual General Meeting and the maximum aggregate amount of compensation of the Executive Committee for the financial year 2026.

The shareholders also approved the Board of Directors’ proposal to re-elect Anwaltskanzlei Keller AG as the Independent Voting Rights Representative until the completion of the next Annual General Meeting and the re-election of KPMG AG as the Auditors for the financial year 2025.

Dividend dates

The ex-dividend date of the Sunrise shares is 15 May 2025, and the payment date is 19 May 2025. For Sunrise ADS the ex-dividend date is 16 May 2025, and the payment date is 27 May 2025.

Elections

Michael T. Fries was re-elected as a member of the Board of Directors and as its Chairman for a term of office extending until the completion of the next Annual General Meeting.

The current members of the Board of Directors – Adam Bird, Ingrid Deltenre, Thomas D. Meyer, Catherine Mühlemann, Enrique Rodriguez and Lutz Schüler – who were nominated for re-election were confirmed for a further term of office extending until the completion of the next Annual General Meeting.

The Annual General Meeting also confirmed Adam Bird, Ingrid Deltenre and Enrique Rodriguez as members of the Compensation Committee for a term of office extending until the completion of the next Annual General Meeting.

[1]	Sunrise expects the Swiss Federal Tax Administration (SFTA) to confirm the disclosed reserves from capital contribution after the General Meeting.

1 / 2

Sunrise Investor Relations Alex Herrmann +41 58 777 61 00 investor.relations@sunrise.net	Sunrise Media Relations Rolf Ziebold +41 58 777 76 66 media@sunrise.net

About Sunrise

Sunrise Communications AG («Sunrise») is Switzerland’s leading challenger, with a strong number-two position in the Swiss telecommunications market and is listed on SIX Swiss Exchange (SUNN). By providing the most comprehensive fixed network access and a world-class mobile network delivering the highest gigabit coverage in Switzerland, Sunrise stands out as a premium and scaled company. Based on its best-in-class, future-fit networks, Sunrise provides high-quality mobile, landline, broadband and TV services to residential customers and empowers business customers with 360° communications and integrated ICT solutions for connectivity, security and IoT from a single source, thereby advancing their digitalisation. At the end of December 2024, the Sunrise customer base included around 3.1 million mobile, 1.3 million broadband and 1.0 million enhanced TV customers (RGUs), as well as thousands of companies as business customers. Sunrise boasts a dynamic and international environment where everyone has a voice, where perspectives are shared and where values are respected. Sunrise believes that providing equal opportunities to a diverse workforce is critical to the company’s success. Roughly 2,850 employees (FTEs) from around 80 nations contribute to the success of Sunrise with their expertise, innovative thinking and exceptional commitment, reflecting the diversity of our customers.

www.sunrise.ch

2 / 2